Exhibit 21.1

SUBSIDIARIES

Information relating to the subsidiaries of QuadraMed as of January 1, 2005 is set forth below. All of the indicated subsidiaries are directly or indirectly wholly-owned by QuadraMed except as indicated.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

QuadraMed Financial Services Corporation	California

QuadraMed Affinity Corporation	Delaware

Tempus Software LLC	Delaware

QuadraMed International Pty Limited	Australia